

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Thomas Fernandes
Principal Financial Officer
Greenhaven Continuous Commodity Index Fund
C/O Greenhaven Commodity Services, LLC
3340 Peachtree Rd, Suite 1910
Atlanta, GA 30326

> **Re:** **Greenhaven Continuous Commodity Index Fund**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-33909**

Dear Mr. Fernandes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Note (3) Summary of Significant Accounting Policies

(f) Basis of Presentation and Consolidation, page 60

   1. As the Fund and Master Fund are separate registrants, we believe that separate financial statements for both the Fund and the Master Fund are required to filed with the Commission. Please confirm that you will provide separate financial statements for both the Fund and the Master Fund within future Exchange Act filings beginning with your Form 10-Q for the period ended September 30, 2011.

<u>Item 9A. Controls and Procedures, page 67</u>

2. In future filings, please clarify that for purposes of the disclosure under Item 9A, references to the "Fund" and "our" include both the Fund and the Master Fund.

<u>Certifications</u>

3. Considering our comment above with respect to separate financial statements, please include separate certifications for the Fund and the Master Fund in your future filings.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief